Exhibit 1

Perion Announces Three-Year Search Partnership with Ask.com

Non-Exclusive Agreement Further Diversifies and Optimizes Perion's Search Business

Tel Aviv and Seattle, May 8, 2013 - Perion Network Ltd. (NASDAQ: PERI) announced today it has entered into a three year non-exclusive search and distribution relationship with Ask.com, a long-time recognized Q&A brand and leader in the search industry and an operating business of IAC (NASDAQ: IACI).

By partnering with Ask.com, Perion will be able to offer its users Ask’s unique, customized search experience and applications. Ask provides general search services as well as direct answers to natural language questions to more than 100 million global users. It’s also a demonstrated leader in delivering customized search solutions to leading software companies worldwide.

Commenting on the agreement, Josef Mandelbaum, Perion's CEO, said, "We are very excited to add Ask.com as a search partner. We believe Ask.com’s unique approach to helping consumers find what they are looking for is a great match for our audience. While we can’t disclose the terms of the agreement due to confidentiality, I can say that the agreement should be very beneficial economically to Perion. It is non-exclusive, and is for three years, providing us long term stability for our business. With three different search providers, Perion is now in the best position in its history for optimizing its search offerings, benefitting both the Company and our growing base of users."

"We are very happy to begin this new strategic relationship with Perion," said Andrew Moers, President of the Ask Partner Network. “This new alliance is a great opportunity for us to broaden Ask’s reach and provide our customized solutions to Perion’s millions of users. We look forward to working with Perion to deliver great products to their customers."

About Perion Network Ltd.
Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way. SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly visitors across all of its brands. Most of Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue and display advertising revenue, generated through impressions. A more advanced feature-rich version of many of our products is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, risks that the Company’s acquisition activities  may disrupt current plans and operations and pose difficulties in employee retention, risks entailed in integrating acquired business, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. The Company does not assume any obligation to update these forward-looking statements.

Contact:
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/ msegal@ms-ir.com

Source: Perion Network Ltd.